SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(ニューヨーク・カリフォルニア州法)
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May 10, 2006

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549



Re: Exemption Pursuant to Rule 12g3-2(b) for GMO Internet, Inc. (the "Issuer"): File No. 82-34950

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

All information and documents furnished hereby are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Kenju Watanabe /M.O./

Kenju Watanabe

Enclosures

6/7

EXHIBIT A

File No. 82-34950





March 2, 2006

For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative Masatoshi Kumagai , Representative Director and President

Contact person Masashi Yasuda, Managing Director

T E L 03-5456-2555 (switchboard)

U R L http://www.gmo.jp

Notice of Change of Executive Officers and Partial Amendment of Articles of Incorporation

GMO Internet Co., Ltd. ("the Company") announces that a meeting of the Board of Directors held on March 1, 2006 has decided to present a proposal for a change of Executive Officers and a partial amendment of the Articles of Incorporation at the Company's 15th Ordinary General Meeting of Shareholders to be held on March 29, 2006.

Notes

1. Change of Executive Officers

New Director Candidates (due to take up office March 29, 2006)

Name	Current title
Kazuhiko Miyazaki	Manager of the Company's Media Sales Division
Issei Ainoura	President & Representative Director of GMO Payment Gateway, Inc.

Resigning Director (due to resign March 29, 2006)

Name	Current title
Noriyuki Hirosue	President & Representative Director of GMO Research, Inc.


GMO
INTERNET
GROUP

2. Partial Amendment of Articles of Incorporation

Clause to be amended/ introduced	Gist of amendment
Article 2 (Purpose)	In view of future business development, etc., the Company is adding the agency business of a telecommunications carrier in accordance with the provisions of the Telecommunications Business Law to its company objectives.

The Company disclosed a draft of the partial amendment of the Articles of Incorporation on February 14, 2006, and has now made the addition/amendment.

【Reference／Comparative Table】

(The parts underlined have been amended)

Current Articles of Incorporation	Draft Amendment
Article 2 (Purpose)	Article 2 (Purpose)
The purpose of the Company shall be to carry on the following businesses.	The purpose of the Company shall be to carry on the following businesses.
(1) Business related to the planning, development, design, management and operation of information communication systems using the Internet	(1) Business related to the planning, development, design, management and operation of information communication systems using the Internet
(2) Business related to Internet connection	(2) Business related to Internet connection
(3) Business related to every service and consulting concerning the gathering, management, processing and provision of information using the Internet	(3) Business relating to every service and consulting concerning the gathering, management, processing and provision of information using the Internet
(4) Business of mail-order selling using the Internet and business of intermediation and information provision in relation to mail-order selling	(4) Business of mail-order selling using the Internet and business of intermediation and information provision in relation to mail-order selling
(New clause)	(5) Planning, production, manufacture and sale of digital contents such as games, videos, music
(New clause)	(6) Agency business of a telecommunications carrier in accordance with the provisions of the Telecommunications Business Law
(5) Business related to consulting, intermediation and mediation concerning investment in information and telecommunications and	(7) Business related to consulting, intermediation



Internet-related business and mergers, alliances and transfers of goodwill, securities, etc. involving such companies	and mediation concerning investment in information and telecommunications and Internet-related business and mergers, alliances and transfers of goodwill, securities, etc. involving such companies
(New clause)	(8) Investment and management of investment business association assets
(6) Business of billing services	(9) Business of billing services
(New clause)	(10) Finance business
(New clause)	(11) Lending business
(New clause)	(12) Securities business as specified in the Securities and Exchange Law
(7) Advertising agency business	(13) Advertising agency business
(8) Business related to the planning and editing of publications and publication	(14) Business relating to the planning and editing of publications and publication
(9) Any and all businesses related to or incidental to any of the foregoing	(15) Any and all businesses related to or incidental to any of the foregoing


GMO
INTERNET
GROUP

March 2, 2006

For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative Masatoshi Kumagai , Representative Director and President

Contact person Masashi Yasuda, Managing Director

T E L 03-5456-2555 (switchboard)

U R L http://www.gmo.jp

Notice of Borrowing to Fund Early Redemption of Unsecured Convertible Bonds with Equity Warrants (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds) of GMO Internet, Inc.

GMO Internet, Inc. ("the Company") announces that the Company is borrowing to fund the early redemption of unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) of the Company.

Notes

1. Purpose

As announced on February 14, 2006, the Company has decided to redeem before maturity on March 17, 2006 the total par value of 31 billion yen of the first to third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) of the Company (hereinafter called "these convertible bonds with equity warrants"), which were issued on September 7,2005 to finance working capital such as funds to acquire shares in Orient Credit Co., Ltd. and repay short-term borrowings, for all remaining bonds at 100 yen per 100 yen par value.

The Company is now entering into agreements on loan for consumption of money and a commitment agreement to fund the early redemption of these convertible bonds with equity warrants.



2. Summary

(1)	① Total amount borrowed	22 billion yen
	②Date of entering into the agreement	March 2, 2006
	③Date of execution	March 16, 2006
	④Repayment period	Repayable over six months from the date of execution (with option of three-month extension) Maximum repayment period of nine months
	④Lender	Aozora Bank, Ltd.
	⑥Security	Stock of subsidiary company held by the Company
	⑦Form of agreement	Agreement on loan of money for consumption with Aozora Bank, Ltd.
(2)	①Total commitment	2.8 billion yen
	②Date of entering into the agreement	March 2, 2006
	③Commitment period	June 30, 2006
	④Repayment period	Repayable over three years from date of execution
	④Lender	Sumitomo Mitsui Banking Corporation
	⑤ Provisional date of loan	March 16, 2006
	⑥Form of agreement	Commitment-type term loan agreement with Sumitomo Mitsui Banking Corporation
(3)	① Total amount borrowed	6 billion yen
	②Date of entering into the agreements	Scheduled to be signed March 10, 2006
	③Date of execution	March 15, 2006
	③Repayment period	Repayable over 5 years from date of execution (with one-year deferment period)
	④Arranger/Agent	Resona Bank, Ltd.
	⑤Co-arranger	Mizuho Bank, Ltd.
	⑥Lenders	Resona Bank, Ltd. (3 billion yen) Mizuho Bank, Ltd. (2 billion yen) Nisshin Fire and Marine Insurance Company, Ltd. (500 million yen)



	Hyakujushi Bank, Ltd. (500 million yen)
⑦Security	Shares of a subsidiary company held by the Company
⑧Form of agreement	Agreements on loan of money for consumption with each financial institution wherein Resona Bank, Ltd. Is the Agent.

March 9, 2006

For Immediate Release

RECEIVED
2006 MAY 11 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name GMO Internet Inc.
Code No.9449 (First Section of TSE)
Company representative Masatoshi Kumagai , Representative Director and President
Contact person Masashi Yasuda, Managing Director
TEL 03-5456-2555 (switchboard)
URL http://www.gmo.jp

Partial Amendment of the Summary of the Consolidated Statement for the Year Ended December 2005

GMO Internet, Inc. (the Company) acknowledges that errors have been found in the numbers provided with the "Summary of the Consolidated Financial Statement for the Year Ended December 2005" announced on February 14, 2006.

Consequently, the Company has made several corrections, as follows;

Notes

■ Page 1 of the Summary of the Consolidated Financial Statement for the Year Ended December 2005

The corrections are indicated by underlining ________.

[Before correction]

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Million Yen	Million Yen	Million Yen	Million Yen
December 31, 2005	△230	△22,711	34,748	23,202
December 31, 2004	2,436	△1,112	1,439	11,319

[After correction]

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Million Yen	Million Yen	Million Yen	Million Yen
December 31, 2005	△158	△22,733	34,748	23,202
December 31, 2004	2,436	△1,112	1,439	11,319

■ "Business Results and Financial Conditions" on Page 7
The corrections are indicated by underlining ________.

[Before correction]

3. Cash Flow

Despite outlays of 230,923,000 yen in cash flow from operating activities, reflecting corporate tax payments, and outlays of 22,711,100,000 yen in cash flow from investing activities, with the share acquisition of Orient Credit Co., Ltd., cash and cash equivalents (hereinafter referred to as "funds") rose 11,883,528,000 yen compared with the level at the end of the previous business year, to 23,202,882,000 yen at the end of the current business year. This result was attributable to inflows of 34,748,770,000 yen in cash flow from financing activities, following the issue of corporate bonds for the acquisition of shares in Orient Credit Co., Ltd.
The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" declined 230,923,000 yen (compared with an increase of 2,436,921,000 yen in the previous year). This is because the pre-tax-adjusted current profit of 6,592,891,000 yen was offset by an increase in loans for operations of 6,416,496,000 yen and corporate tax payments of 2,498,012,000 yen.

"Cash flow from investing activities" decreased 22,711,100,000 yen (compared with a decrease of 1,112,515,000 yen in the previous year), with the proceeds from the sale of shares in subsidiaries of 3,330,802,000 yen and from the sale of investment securities of 886,873,000 yen, which were offset by outlays of 2,514,387,000 yen for the acquisition of investment securities and 24,148,128,000 yen for the acquisition of shares of subsidiary companies following the change in the scope of consolidated subsidiaries.

"Cash flow from financing activities" increased 34,748,770,000 yen (compared with an increase of 1,439,562,000 yen), reflecting cash inflows of 63,300,000,000 yen raised by the bond issue and of 21,055,100,000 yen raised by short and long-term borrowings, offsetting outlays of 31,625,000,000 yen for the redemption of bonds and 19,522,600,000 yen for payments of short and long-term borrowings.

[After correction]

3. Cash Flow

Despite outlays of 158,357,000 yen in cash flow from operating activities, reflecting corporate tax payments, and outlays of 22,733,175,000 yen in cash flow from investing activities, with the share acquisition of Orient Credit Co., Ltd., cash and cash equivalents (hereinafter referred to as "funds") rose 11,883,528,000 yen compared with the level at the end of the previous business year, to 23,202,882,000 yen at the end of the current business year. This result was attributable to inflows of 34,748,770,000 yen in cash flow from financing activities, following the issue of corporate bonds for the acquisition of shares in Orient Credit Co., Ltd.
The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" declined 158,357,000 yen (compared with an increase of 2,436,921,000 yen in the previous year). This is because the pre-tax-adjusted current profit of 6,592,891,000 yen was offset by an increase in loans for operations of 3,074,384,000 yen and corporate tax payments of 2,498,012,000 yen.

"Cash flow from investing activities" decreased 22,733,175,000 yen (compared with a decrease of 1,112,515,000 yen in the previous year), with the proceeds from the sale of shares in subsidiaries of 3,364,051,000 yen and from the sale of investment securities of 839,655,000 yen, which were offset by outlays of 2,462,387,000 yen for the acquisition of investment securities and 22,850,289,000 yen for the acquisition of shares of subsidiary companies following the change in the scope of consolidated subsidiaries.

"Cash flow from financing activities" increased 34,748,770,000 yen (compared with an increase of 1,439,562,000 yen), reflecting cash inflows of 63,128,873,000 yen raised by the bond issue and of 19,246,300,000 yen raised by short and long-term borrowings, offsetting outlays of 31,475,000,000 yen for the redemption of bonds and 17,713,800,000 yen for payments of short and long-term borrowings.

Corrections in each field are as follows;

■ 1 [Consolidated Financial Statements, etc.

(1) [Consolidated Financial Statements]

(4) Statement of consolidated Cash Flow Page 19

(Unit: thousand yen)

(Correction Table)		[Before Correction]	[After Correction]
		Consolidated accounting period in this year From January 1, 2005 To December 31, 2005	Consolidated accounting period in this year From January 1, 2005 To December 31, 2005
Item	Note Num ber	Amount	Amount
I Cash flow from operating activities			
Interest received and dividend received		△25,385	△25,386
Loss on retirement of fixed assets		389,705	489,504
Loss on sales of fixed assets		116,264	95,673
Increase (decrease) in loans for operations		△6,416,496	△3,074,384
Increase (decrease) in accounts receivable		697,526	685,514
Increase (decrease) in other assets		4,787,809	1,472,880
Increase (decrease) in other liabilities		△1,315,808	△1,001,403
Subtotal		2,084,698	2,493,484
Interest and dividend received		41,300	25,300
Cash flow from operating activities		△230,923	△158,357

■ 1 [Consolidated Financial Statements, etc.

(1) [Consolidated Financial Statements]

(4) Statement of consolidated Cash Flow Page 20

(Unit: thousand yen)

(Correction Table)		[Before Correction]	[After Correction]
		Consolidated accounting period in this year From January 1, 2005 To December 31, 2005	Consolidated accounting period In the previous year From January 1, 2005 To December 31, 2005
Item	Note Num ber	Amount	Amount
II Cash flow from investing activities			
Expenditure incurred by acquisition of intangible fixed assets		△709,762	△769,332
Expenditure incurred on acquisition of investment in securities		△2,514,387	△2,462,387
Revenue accrued from sale of investment in securities		886,883	839,655
Expenditure incurred on acquisition of investment in subsidiaries securities		△860,295	△2,100,281
Revenue accrued from the sale of shares in subsidiaries		3,330,802	3,364,051
Expenditure incurred on the acquisition of shares in subsidiaries resulting from the change in the scope of consolidated subsidiaries		△24,148,128	△22,850,289
Revenue accrued from receipt of capital of subsidiaries through share exchange		25,164	13,564
Expenditure incurred by other investing activities		△416,267	565,560
Cash flow from investing activities		△22,711,100	△22,733,175
III Cash flow from financial activities			
Revenue accrued by long-term loans payable		14,255,100	12,446,300
Expenditure incurred by repayment of long-term loans payable		△9,586,800	△7,778,000

Revenue accrued from the issue of bonds		63,300,000	63,128,873
Expenditure incurred by redemption of debenture		△31,625,000	△31,475,000
Revenue accrued from issue of stocks		9,240	—
Expenditure incurred by issue of stocks		△37,866	—
Expenditure incurred by the issue of bonds		△21,126	—
Payment of dividends for minority shareholders		2,308,573	2,279,947
VII Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries		67,150	16,659

The [Statement of Consolidated Cash Flow] after the correction is as follows.

The corrections are indicated by underlining ________ .

(4) Statement of consolidated Cash Flow

(Unit: thousand yen)

Item	Note Number	Consolidated accounting period in this year From January 1, 2005 To December 31, 2005 Amount	Consolidated accounting period In the previous year From January 1, 2005 To December 31, 2005 Amount
I. Cash flow from operating activities			
Income before income taxes and minority interest		5,379,096	6,592,891
Depreciation charge		495,995	906,553
Amortization of the consolidated adjustment account		609,930	957,428
Decrease in allowance for doubtful debts		△145,116	△297,663
Increase (decrease) in allowance for bonuses		4,422	△9,786
Increase in expenses for retirement benefits		—	19,627
Gain on sales of investments in securities		△3,357,981	△459,788
Gain on sales of shares in affiliates		—	△3,010,629
Interest received and dividend received		△11,904	△25,386
Interest paid		9,188	18,948
Foreign currency transaction gain and loss		3,154	△36,592
Stock issue costs		18,822	37,866
Loss on sales of investments in securities		2,099	1
Loss on devaluation of investments in securities		21,503	330,800
Appraisal loss of affiliated companies' stocks		18,932	10,049
Loss from revaluation of capital		—	41,649
Depreciation of goodwill		42,185	82,193
Loss on retirement of fixed assets		161,893	489,504
Loss on sales of fixed assets		—	95,673
Gain on sales of fixed assets		△38,686	△14,287
Income from discharge of debts		△23,768	—
Gain from change of equity investees		△16,038	△1,364,951
Loss from change of equity investees		94,073	246,289
Increase in loans for operations		—	△3,074,384
Increase (decrease) in accounts receivable		△444,541	685,514
Increase (decrease) in other assets		△373,373	1,472,880
Increase (decrease) in inventory assets		△32,794	16,912
Increase (decrease) in purchase debts		9,224	△173,401
Increase (decrease) in other liabilities		1,523,341	△1,001,403
Paid director's bonuses		△17,837	△43,025
Subtotal		3,931,823	2,493,484
Interest and dividend received		4,697	25,300
Interest paid		△20,703	△19,020
Compensation payment		—	△160,110
Payment of corporate tax, etc.		△1,478,896	△2,498,012
Cash flow from operating activities		2,436,921	△158,357



(Unit: thousand yen)

Item	Note Number	Consolidated accounting period in the previous year From January 1, 2004 to December 31, 2004	Consolidated accounting period in this year From January 1, 2005 to December 31, 2005
		Amount	Amount
II. Cash flow from investing activities			
Expenditure incurred by deposit of fixed deposit		△97,306	△8
Revenue accrued by repayment of fixed deposit		152,556	697,308
Expenditure incurred by acquisition of tangible fixed assets		△265,189	△417,512
Revenue accrued by sales of tangible fixed assets		—	629,649
Expenditure incurred by acquisition of intangible fixed assets		△579,835	△769,332
Revenue accrued by sales of intangible fixed assets		67,234	79,797
Expenditure incurred on acquisition of investment in securities		△2,852,648	△2,462,387
Revenue accrued from sale of investment in securities		4,236,424	839,655
Revenue accrued from the redemption of investment securities		—	277,500
Expenditure incurred by the acquisition of shares of subsidiary companies		△97,027	△2,100,281
Revenue accrued from the sale of shares in subsidiaries		—	3,364,051
Expenditure incurred by the acquisition of shares in subsidiaries resulting from the change in the scope of subsidiaries		△935,066	△22,850,289
		—	△57,265
Acceptance of subsidiaries' funds through stock swap		1,514,327	13,564
Expenditure incurred by loans		△1,148,600	△209,053
Revenue accrued by collection on loans		89,048	112,344
Expenditure incurred on the transfer of business		△666,910	△30,207
Expenditure incurred by other investing activities		△562,452	△416,267
Revenue accrued from other investing activities		32,930	565,560
Cash flow from investing activities		△1,112,515	△22,733,175
III. Cash flow from financial activities			
Revenue accrued by short-term loans payable		2,203,000	6,800,000
Expenditure incurred by repayment of short-term loans payable		△169,229	△9,935,800
Revenue accrued from long-term loans		—	12,446,300
Expenditure incurred by repayment of long-term loans payable		△744,002	△7,778,000
Revenue accrued from the issue of bonds		—	63,128,873
Expenditure incurred by redemption of debenture		△12,814	△31,475,000
Expenditure incurred by issue of stocks		△18,822	—
Revenue incurred by issue of stocks for minority equity		158,137	2,279,947
Revenue or expenditure incurred by acquisition of own stocks		327,859	△223,427
Payment of dividends		△272,822	△362,399
Payment of dividends for minority shareholders		△31,742	△131,722
Cash flow from financial activities		1,439,562	34,748,770
IV. Effect of exchange rate changes on cash and cash equivalents		△5,516	9,630

V. Net increase in cash and cash equivalents		2,758,451	11,866,868
VI. Balance of cash and cash equivalents at the beginning of term		8,524,679	11,319,354
VII. Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries		36,222	16,659
VIII. Balance of cash and cash equivalents at the end of the term		11,319,354	23,202,882



March 13, 2006
For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449	(First Section of TSE)
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Notice of Registration of the Issue of Equity Warrants

GMO Internet Inc. ("the Company") is pleased to announce that a meeting of the Board of Directors held on March 13, 2006 decided to register the issue of equity warrants. The details are as follows:

Notes

1. Type of securities to be offered: Equity warrant
2. Planned period for issue: Up to the elapse of two years from the date when the registration of issue becomes effective (From March 21, 2006 to March 20, 2008)
3. Method of offering: Allotment to shareholders
4. Planned amount of issue: 130 million yen

   (The above amount was obtained by adding the total amount of the issue price (free issue) of equity warrant certificates to the total of the amounts to be paid when exercising equity warrants.)

The Company at a meeting of the Board of Directors held on March 13, 2006 adopted a policy of opposing the purchase of a large number of the shares of the Company (as a measure to defend against takeovers). It has adopted a policy that puts in place rules covering the act of purchasing a large number of the shares of the Company. There is a possibility that, if the rule is not observed, action may be taken. While various actions may be considered, as one alternative, this registration of issue will make it possible to issue equity warrants flexibly as necessary. Please refer to today's press release from the Company, "Policy Opposing the Purchase of a Large Number of Shares of the Company (as a Measure to Defend against Takeovers)" for details of the policy.



March 13, 2006
For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Concerning GMO's Policy Toward Large-Scale Purchases of GMO Shares (Defense Against Corporate Takeovers)

GMO ("Company") hereby announces that its Board of Directors has decided at a meeting on March 13, 2006, to adopt a policy concerning purchases of share certificates and other securities [(1)] issued by GMO, by a group of shareholders [(2)] with the intent of holding 20 percent or more of the voting rights [(3)] of GMO, or purchases of share certificates and other securities issued by GMO that result in a group of shareholders holding more 20 percent or more of the total voting rights of GMO. (Exceptions to be made for cases where GMO's Board of Directors has given its advance consent for the share purchases. Such purchases of GMO shares shall be hereinafter referred to as Large-Scale Purchases; an entity that conducts a Large-Scale Purchase shall be referred to hereinafter as a Large-Scale Purchaser.) Details of this Policy are as follows.

Notes:

(1) "Share certificates and other securities," according to the definition in Paragraph 1, Article 27-23 of the Securities and Exchange Law.

(2) "A group of shareholders" means (1) 1)A holder (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law, including a person deemed to be a holder pursuant to Paragraph 3 thereof) of share certificates and other securities (as defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law) that have been issued by GMO, and 2) Any joint holders of such



share certificates and other securities (as defined in Paragraph 5, Article 27-23 of the Securities and Exchange Law, including a person deemed to be joint holder pursuant to Paragraph 6 thereof), or (2) 1)A person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law, including a purchase made on a securities exchange market) of share certificates and other securities (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law) and 2) Any joint holders and any specially-related parties (as defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law)

(3) "Voting rights" refers to either one of the following, depending on the purchase methods that are adopted by the group of shareholders: (1) If the group of shareholders is the holder or a joint holder of share certificates and other securities (as defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law) issued by GMO, the holding ratio of share certificates and other securities (as defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law. In this situation, the number of shares and securities (as defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law) that are held by the joint holder of share certificates and other securities shall be included in the number of share certificates and other securities that are held by the holder.) (2) If the group of shareholders is the Large-Scale Purchaser or a specially-related party of the Large-Scale Purchaser that is purchasing share certificates and other securities (as defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law) issued by GMO, the sum of the holding of share certificates and other securities (as defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law) of both the Large-Scale Purchaser and the specially-related parties. With respect to the holding of share certificates and other securities, as well as when calculating the holding of share certificates and other securities, the total number of outstanding shares (as defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law) and the total number of voting rights with respect to the shares (as defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law) shall be made available in the latest data filed as part of GMO's annual securities report, semiannual report, and Treasury Stock Purchase Report.

1. Objectives of the Large-Scale Purchase Rules

GMO's Board of Directors believes that because the Company is a publicly-traded firm the shares of which are freely traded, trading in the Company's shares should be left in the hands of markets. The Board of Directors further believes that any decision concerning the acceptability of a Large-Scale purchase should ultimately be left to the Company's shareholders. Should a Large-Scale Purchase be contemplated, we believe that ample information that will allow our shareholders to decide on the


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acceptability of the Purchase should be provided, not only by the Large-Scale Purchaser, but also by the Board of Directors, which is entrusted with the company's operations, along with the assessments and opinions of the Board of Directors with respect to the Large-Scale Purchase.

Under the slogan of "The Internet for Everyone," the GMO Group has been providing a full range of Internet-related services, chiefly in the following three areas:

(1) Internet use support activities related to net infrastructure, focusing on Internet access, domain acquisition, rental servers, Internet security, and settlement activities.

(2) Internet advertising support activities related to various media, focusing on the creation of Internet media, sales of Internet advertisements, JWord operations, and online-gaming.

(3) Internet financial services, focusing on personal finance operations.

These operations are not independent, self-standing entities, but rather function as integral parts of a single unit, and exert synergies that allow for the creation of greater corporate value. Internet-related technologies develop at an extremely rapid pace, and industry standards and customer needs also evolve accordingly. The Company's management relies on expertise that takes into account the specialized nature of its operations, as well as the high degree of technical skills required for its Internet-related services. We believe that an understanding of this expertise, along with an understanding of the skills necessary for coping with technical innovations, the professionalism of the Company's personnel, the roles played by each of the firms that make up the GMO Group, and the relationships that have been built up among the Company's stakeholders, including its trading partners and clients, are all absolutely essential. We believe that without such an understanding of the Company's operations, it will become difficult to fully grasp the corporate value of GMO. For the purpose of evaluating a Large-Scale Purchase proposed by a Large-Scale Purchaser, we believe it is extremely important that our shareholders be given information not only by the Large-Scale Purchaser, but also be allowed access to the assessments and opinions of the Company's Board of Directors—which fully understands the specialized nature of GMO's operations—concerning the proposed Large-Scale Purchase.

Operating under the lines of this thinking, GMO's Board of Directors believes that it will be in the best interests of our shareholders to draw up a set of rules concerning Large-Scale Purchases of GMO shares (hereinafter referred to as the Large-Scale Purchase Rules), and for the Board to collect and provide information that will become necessary for our shareholders to assess any such Large-



Scale Purchase. We further believe that it will be in the interests of our shareholders to be given access to the assessments and opinions of the Board of Directors concerning such a Large-Scale Purchase. GMO's Board of Directors will require any prospective Large-Scale Purchaser to comply with these Rules. If the Large-Scale Purchaser does not comply with these rules, or if it is judged that a Large-Scale Purchase carried out pursuant to the Rules would have the effect of seriously harming the interests of our shareholders, the Board of Directors will be in a position to take certain countermeasures that it judges to be appropriate at that point in time.

2. Outline of the Large-Scale Purchase Rules

The Large-Scale Purchase Rules require that before carrying out a Large-Scale Purchase, a Large-Scale Purchaser provide sufficient information to the Board of Directors, and that a Large-Scale Purchaser be permitted to commence the Large-Scale Purchase only after a period that has been set aside for the Board of Directors to assess and evaluate the Large-Scale Purchase, as described below.

(1) The Providing of Information

Before commencing with a Large-Scale Purchase, a Large-Scale Purchaser will be required to provide the Board of Directors with sufficient information (hereinafter referred to as the Large-Scale Purchase Information) necessary for allowing the Company's shareholders to judge the Large-Scale Purchase, and for allowing the Board of Directors to assess and evaluate the Large-Scale Purchase.

The details of the Large-Scale Purchase Information may vary according to the scope and format of each Large-Scale Purchase. The Board of Directors will hence first require a Large-Scale Purchaser to submit to GMO a letter of intent to comply with the Large-Scale Purchase Rules. The letter shall include the following:

1) The name and address of the Large-Scale Purchaser
2) The governing law of incorporation of the Large-Scale Purchaser



3) The name of the representative of the Large-Scale Purchaser
4) Contact details in Japan of the Large-Scale Purchaser
5) An outline of the proposed Large-Scale Purchase
6) An affirmation of intent to abide by the Large-Scale Purchase Rules

Within five business days after the receipt of a letter (first day not to be counted) that includes all of the items enumerated under items 1) through 6), GMO will deliver to the Large-Scale Purchaser a list of the Large-Scale Purchase Information to be initially provided by the Large-Scale Purchaser. If the information that has been initially provided is judged to be insufficient to serve as Large-Scale Purchase Information, GMO may require additional information to be submitted. Irrespective of the scope and format of the Large-Scale Purchase that is being contemplated, the Large-Scale Purchase Information will be required to include the following:

1) An outline of the Large-Scale Purchaser and its group
2) The purposes, methods, and conditions of the Large-Scale Purchase
3) An indication as to whether the Large-Scale Purchaser has been communicating with third parties with respect to the Large-Scale purchase, and if such communications have been taking place, their content
4) The basis for determining the purchase price and the funds for the purchase
5) An outline of the party or parties that will be providing the funds for the purchase to the Large-Scale Purchaser, including the parties' name and other defining characteristics.
6) Management policies and operating plans which the Large-Scale Purchaser intends to adopt after completing the Large-Scale Purchase.
7) The measures that the Large-Scale Purchaser intends to adopt after completing the Large-Scale Purchase for sustaining stable increases in the corporate value of GMO and the GMO group, and the basis of such measures for increasing the corporate value of GMO and the GMO group.
8) Changes, if any, that are to be made after the Large-Scale Purchase with respect to the staff, trading partners, and clients of GMO and the GMO group, as well as the relationships that GMO and the GMO group have with their neighboring communities and other interested parties; changes, if any, that are to be made after the Large-Scale Purchase to the relationships among GMO and members of the GMO group.

The Board of Directors will disclose, at the time it deems appropriate, the proposed Large-Scale Purchase and all or part of the Large-Scale Purchase Information, if such disclosure is considered necessary for GMO shareholders to make decisions.



(2) Assessment and evaluation on the part of the Board of Directors

The Board of Directors believes that after work for providing the Large-Scale Purchase Information has been completed, GMO's Board of Directors should be granted a period of time to assess, evaluate, negotiate, form opinions, and draft alternatives (hereinafter referred to as the Assessment Period), the length of which will vary according to the level of difficulty of the assessment work. In the event of a purchase of all GMO share certificates and other securities to be conducted via a tender offer with a cash-only consideration in yen, the Assessment Period shall be 60 days (the first day not to be counted); for all other Large-Scale Purchases, the Assessment Period shall be 90 days (the first day not to be counted).

During the Assessment Period, the Company's Board of Directors will thoroughly assess and evaluate the Large-Scale Purchase Information that has been provided, with advice from outside experts and other sources as appropriate, and will formulate and disclose its opinion with respect to the proposed Large-Scale Purchase. The Board of Directors may negotiate with the Large-Scale Purchaser to improve the terms of the Large-Scale Purchaser, or offer alternative plans to GMO shareholders, as necessary.

The Large-Scale Purchase may commence only after the Assessment Period has elapsed.

3. Measures to be taken with respect to a Large-Scale Purchase

(1) Measures to be taken in the event of non-compliance with the Large-Scale Purchase Rules by a prospective Large-Scale Purchaser

In the event a prospective Large-Scale Purchaser does not comply with the Large-Scale Purchase Rules, the Board of Directors, may, irrespective of the actual conditions of the proposed purchase, implement countermeasures to protect the interests of the shareholders and the corporate value of GMO. Such countermeasures may include the issuing of equity warrants and/or new shares to shareholders, as well as other measures that the Board of Directors is permitted to take under the Commercial Code of Japan (after the enactment of the Company Law, Law 86 of 2005, the Company Law of Japan) or other laws and GMO's Articles of Incorporation (such countermeasures to be hereinafter referred to as



Countermeasures). The Board of Directors will adopt the specific Countermeasures which it deems appropriate at the time in question.

If the Board of Directors chooses to issue equity warrants in a rights offering, the issuance shall be conducted according to the outline listed in Attachment Number One. If the Board of Directors chooses to issue equity warrants, it may determine the exercise period and the exercise conditions of the equity warrants after considering the effectiveness of such rights as a Countermeasure, including provisions barring the proposed Large-Scale Purchaser and other groups of shareholders from exercising the equity warrants.

(2) Measures to be taken in the event of compliance with the Large-Scale Purchase Rules by a prospective Large-Scale Purchaser

Should a prospective Large-Scale Purchaser comply with the Large-Scale Purchase Rules, GMO's Board of Directors will not, in principle, implement the Countermeasures, even if it may be opposed to the proposed Large-Scale Purchase. However, this does not eliminate the possibility that the Board of Directors may choose to carry acts such as expressing its opposition to the proposed Large-Scale Purchase, proposing alternative plans, or persuading GMO shareholders to take a certain course of action. GMO shareholders will be asked to make the decision on whether to accept a Large-Scale Purchase that has been proposed by a Large-Scale Purchaser after considering factors such as the conditions of the Purchase, the opinions of GMO's Board of Directors with respect to the Purchase, and alternative plans that may have been proposed by the Board of Directors.

However, even if the Large-Scale Purchase Rules are complied with, if GMO's Board of Directors judges that the proposed Large-Scale Purchase would have the effect of being severely harmful to the interests of Company shareholders and GMO's corporate value, the Board of Directors may choose to implement Countermeasures to protect the interests of our shareholders. (Specifics of the Countermeasures that may be taken are enumerated in the aforementioned 3 (1) of this document.) If the proposed Large-Scale Purchase is judged to fit into any one of the patterns that are enumerated in Attachment Number Two, the Purchase will, in principle, be deemed to be severely harmful to the interests of Company shareholders and GMO's corporate value.



4. Procedures to be taken to ensure the reasonability and fairness of the Countermeasures

(1) In the course of carrying out the procedures based on the Large-Scale Purchase Rules, and under circumstances in which the Large-Scale Purchase Rules are complied with, but it is nonetheless deemed appropriate to implement certain Countermeasures to protect the interests of our shareholders and GMO's corporate value, GMO's Board of Directors will be tasked with making the final decisions on such matters. To ensure that the decisions undertaken by the Board of Directors meet standards of efficiency and fairness, GMO has decided to establish a Special Committee that is independent of the Board of Directors. The Special Committee shall have three or more, but no more than five members, who shall be selected from among persons such as our external directors, external corporate auditors, lawyers, certified public accountants, tax accountants, academics, persons well versed in investment banking activities, and persons with experience as corporate directors or executive directors who have served at entities outside of the Company. A total of four persons—two current GMO external corporate auditors and Messrs. Zenichi Shishido and Eiji Masuda—were selected to be the initial members of this Special Committee. Brief career histories of these four individuals are provided in Attachment Number Three.

(2) Should GMO's Board of Directors decide to implement the Countermeasures, the following procedures shall be followed to ensure the reasonability and fairness of the decisions that are made.

Before implementing the Countermeasures, the Board of Directors will first disclose the details of the Countermeasures that will be taken, and consult with the Special Committee concerning the appropriateness of the Countermeasures. The Special Committee will act on the consultation and issue a recommendation on the advisability of invoking the Countermeasures. The Board of Directors will respect the recommendation of the Special Committee to the greatest extent possible when making a decision on whether to implement the Countermeasures that are being contemplated.



Should the Board of Directors decide to implement the Countermeasures, it will do so only after first obtaining the unanimous approval of all members of the Special Committee, including the two external corporate auditors. The Board's decision to implement the Countermeasures will also require the approval of all Board members. In addition to consulting with the Special Committee concerning the appropriateness of invoking the Countermeasures, the Board of Directors will also seek the advice of external experts and other sources to assess the Large-Scale Purchase Information provided by the Large-Scale Purchaser. The assessment will analyze the Large-Scale Purchaser, the details of the Large-Scale Purchase, and the impact of the Large-Scale Purchase on the interests of Company shareholders and GMO's corporate value.

If the Board of Directors has reason to doubt that the Large-Scale Purchase Information provided by the Large-Scale Purchaser is adequate and complete, chooses to present an alternative plan to GMO shareholders, or otherwise deems it necessary to seek advice, the Board may, at its own discretion, choose to consult with the Special Committee on matters other than the invocation of the Countermeasures described above. The Special Committee will act on the consultation to review the matter in question, and will issue a recommendation to the Board of Directors.

(3) Even if the Countermeasures are implemented after carrying out the procedures described in



(2) above, the (1) should the Large-Scale Purchaser choose to revoke or withdraw its proposed Large-Scale Purchase, or (2) should the circumstances that formed the basis for making the decision to implement the Countermeasures have undergone changes, and if it may be objectively judged that maintaining the Countermeasures is no longer appropriate, from the standpoint of the interests of our shareholders, as well as for maintaining and enhancing GMO's corporate value, the Board of Directors may, after indicating the circumstances in question, choose once again to consult with the Special Committee as to the advisability of maintaining the Countermeasures. The Board of Directors may further obtain advice from sources such as external experts as it examines whether to halt or repeal the Countermeasures that have been implemented. The Special Committee will act on the consultation and issue a recommendation to the Board of Directors concerning the advisability of maintaining the Countermeasures. The Board of Directors will respect the recommendation of the Special Committee to the greatest extent possible when making a decision on whether to maintain the Countermeasures.

After carrying out an assessment that takes into account the recommendation of the Special Committee, should the Board of Directors decide that maintaining the Countermeasures would not be appropriate, from the standpoint of our shareholders' interests, as well as for maintaining and enhancing GMO's corporate value, it may vote to halt the issuance of equity warrants and/or new equity, and otherwise halt or revoke the Countermeasures that have been taken.

5. The impact on GMO shareholders and investors

(1) The impact on GMO shareholders and investors when Countermeasures are implemented

The Board of Directors may choose to carry out the Countermeasures in the interests of the Company's shareholders, and to protect GMO's corporate value. If the Board of Directors



decides to carry out specific Countermeasures, it will disclose them at an appropriate time, in accordance with the relevant laws and the regulations of stock exchanges.

GMO does not envision that the invoking of the Countermeasures will cause our shareholders to incur significant losses, either from a legal or economic perspective. However, the invocation of the Countermeasures may cause a Large-Scale Purchaser that has not complied with the Large-Scale Purchase Rules to incur losses, either from a legal or economic standpoint. The release of this notice constitutes advance warning, on the part of GMO, to any prospective Large-Scale Purchaser, against conducting any Large-Scale Purchase that does not comply with the Large-Scale Purchase Rules.

(2) Procedures that shareholders will be required to carry out in the event the Countermeasures are implemented

If equity warrants and/or new shares are issued to shareholders as part of the Countermeasures, shareholders who have not completed share transfer procedures will be required to do so before the deadline that will be decided and announced by the Board of Directors. In the event that equity warrants and/or new shares are issued to shareholders, shareholders will be required to pay a certain amount of funds within a prescribed period of time to exercise the equity warrants or acquire the new shares. Details of the procedures that may become necessary will be made known in accordance with the relevant laws and the regulations of stock exchanges.

6. Other matters

(1) The above policy was approved by a unanimous vote of the Board of Directors, at a meeting on March 13, 2006. All of the company's corporate auditors, including two external corporate auditors, were present at the meeting of the Board of Directors. All of the auditors expressed their approval of the policy, on the condition that the policy is duly implemented.

(2) The terms of all of the current members of GMO's Board of Directors are to expire at the completion of the General Meeting of Shareholders scheduled for March 2006. At their first meeting that is held after the General Meeting of Shareholders, the Board of Directors will decide whether to maintain in force the policy. If the policy is to be maintained, the Board will



further conduct a review of the policy. This means that the Board of Directors that is elected by our shareholders at the General Meeting of Shareholders in March 2006 will have the power to decide whether to continue or to abolish the policy. The stipulations of GMO's Articles of Incorporation specify that the terms of each member of its Board of Directors will run until the completion of the General Meeting of Shareholders at the closing of each financial term during a single given year. This means that the continuation or the abolition of the policy will be decided on by members of the Board of Directors who are selected every year by our shareholders at our General Meeting of Shareholders. The views of each candidate member of the Board of Directors with respect to the aforementioned policy will be listed on the agenda at the General Meeting of Shareholders concerning the selection of the Board of Directors.

(3) GMO's Board of Directors intends to monitor and build on the adoption of the Company Law in 2006 and other relevant legal changes, trends in judicial work, and the activities of stock exchanges and other public organizations to review the policy as necessary, so as to benefit the interests of our shareholders, and to maintain and enhance GMO's corporate value. GMO may further elect to introduce additional measures to defend against abusive corporate acquisitions. Any such modifications to our policy will be promptly communicated to our shareholders.



(Attachment 1)

Introduction to the Equity Warrants

1. Shareholders who are entitled to receive equity warrants, and the conditions of the issuance of such warrants

One equity warrant right shall be granted to a shareholder, for one share held by such shareholder (excluding the shares held by GMO as treasury stock), whose name is recorded in the register of shareholders or the register of beneficial shareholders as of the record date to be specified by GMO's Board of Directors.

2. Type and number of shares to be acquired upon exercise of the equity warrants:

The type of shares to be acquired upon exercise of equity warrants shall be common stock, and the number of shares to be acquired upon the exercise of one equity warrant shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of equity warrants to be granted shall be determined by the Board of Directors. The maximum number of equity warrants that may be granted shall be no more than 130 million. The Board of Directors may grant equity warrants more than once, within the maximum number of 130 million equity warrants to be granted in total.

4. Issue price of each equity warrant:

Zero yen

5. Amount to be paid upon exercise of an equity warrant:

The amount to be paid upon exercise of an equity warrant shall be one Japanese yen or more, to be determined by the Board of Directors.

6. Restrictions on the transfer of equity warrants:


GMO
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ニッポンの「インターネット部」をめざして!

Stock acquisition rights may only be transferred with the approval of the Board of Directors.

7. Exercise period and other conditions of stock acquisition rights:

The exercise period, conditions of exercise (including provisions barring groups of shareholders that include Large-Scale Purchasers from exercising the warrants) and conditions of revocation and other conditions related to the equity warrants shall be determined by the Board of Directors.


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(Attachment 2)

Situations under Which It Will Be Judged That the Interests of GMO Shareholders Will Be Severely Harmed

(1) So-called greenmailing, whereby it is judged that the Large-Scale Purchaser has no real intent to participate in the management of GMO, and purchases the Company's shares for the purpose of pushing up the price of the shares, with the intent to later have GMO buy back the shares at a high price.

(2) Situations whereby it is judged that the Large-Scale Purchaser is seeking to purchase GMO shares so that it can assume temporary control of the Company for the purpose of transferring GMO assets that are crucial to the Company's business to the Large-Scale Purchaser, or entities such as members of the Large-Scale Purchaser's group. Such assets may include real estate, movable assets, intellectual property, expertise, corporate secrets, trading partners, and customers.

(3) Situations whereby it is judged that the Large-Scale Purchaser is seeking to purchase GMO shares for the purpose of assuming control of the Company, so that it can later pledge GMO's assets as collateral for paying debts that are owed by the Large-Scale Purchaser or entities such as members of the Large-Scale Purchaser's group, or so that it can use such assets as a source of funds for making payments on such debts.

(4) Situations whereby it is judged that the Large-Scale Purchaser is seeking to purchase GMO shares for the purpose of assuming temporary control of the Company, so that it can dispose of high-priced assets that are not immediately crucial to GMO's assets, such as real estates and securities, and use the proceeds of such assets for making temporary large dividend payments, or seek to later sell GMO shares at high prices, after the shares' prices have been pushed up on the account of such large dividend payments.

(5) Situations whereby it is judged that the conditions proposed by the Large-Scale Purchaser for acquiring GMO's shares (including, but not limited to the consideration for the shares, classifications, proposal content, timing, methodology, legality, and feasibility) are seriously



inadequate or inappropriate, when considered in light of the corporate value of GMO.

(6) Situations whereby it is judged that the method proposed by the Large-Scale Purchaser for acquiring GMO shares amounts to a two-tiered, coercive buyout (whereby in the initial tender offer, the Purchaser does not offer to buy all of GMO's shares, but structures the purchase in two steps, with the conditions offered for purchasing their shares in the second step being either extremely unfavorable or unclear), or a similar format that would have the potential for restricting judgment opportunities or options for shareholders in such a way as to coerce them into selling their shares. (However, a partial tender offer will not automatically be construed to be a situation that falls under this category.)

(7) Situations whereby there are objective factors for judging that upon assuming control over GMO, or after assuming control over GMO, the Large-Scale Purchaser could potentially adopt policies affecting GMO clients, employees, or other interested parties that would affect the interests of our shareholders, clients, employees, or other interested parties in such a way as to impair GMO's corporate value, or to prevent the protection and enhancement of GMO's corporate value.

(8) Situations whereby there are objective factors for judging that considerations of public order and decency would make it inappropriate for the Large-Scale Purchaser to assume a controlling stake in GMO.



(Attachment 3)

Career Histories of the Members of the Special Committee

At a meeting of its Board of Directors held on March 13, 2006, GMO decided to adopt a policy concerning Large-Scale Purchases of GMO shares, as a defense against corporate takeovers. At this meeting, the Board of Directors also selected four individuals who are listed below, to become members of the Special Committee. The four individuals who have assumed membership in the Special Committee include two external corporate auditors whose appointments have been approved by our shareholders at a General Meeting of Shareholders, as well as Messrs. Zenichi Shishido and Eichi Masuda. GMO believes that the members of the Special Committee will be able to offer objective judgments about the appropriateness of invoking Countermeasures and other matters, from a holistic perspective of protecting the interests of our shareholders, and from a standpoint that is independent from that of the Board of Directors.

The terms of the four members of the Special Committee begin on March 13, 2006. The terms will run until the conclusion of the first meeting of the Board of Directors that will be held after the General Meeting of Shareholders in March 2006.

Manabu Kinoshita

(Career history)

April 1967	Joined the Tokyo Regional Taxation Bureau as a Ministry of Finance official
July 1976	Tax Examiner
July 1985	Senior Tax Examiner
July 1989	Tokyo Regional Tax Bureau Chief Tax Inspector
July 1992	Tax Inspection Coordinator
August 1993	Registered as a tax accountant
March 1997	Appointed GMO corporate auditor (Current post)



Keigo Ogura

(Career history)

October 1996	Joined Century Audit Corporation (Currently Ernst & ShinNihon)
April 2000	Registered as a Certified Public Accountant
January 2001	Joins Partners Inc.
September 2002	Founded Ogura C.P.A Office; become head of the Office
March 2004	Appointed GMO corporate auditor (Current post)

Zenichi Shishido

(Career history)

April 1983	Lecturer, Seikei University Law Faculty
April 1985	Assistant professor, Seikei University Law Faculty
April 1994	Professor, Seikei University Law Faculty (Current post)
July 2001	Registered as a *bengoshi* at the Dai-ichi Tokyo Bar Association
April 2004	Professor, Seikei Law School (Current post)

Eiji Masuda

(Career history)

April 1990	Registered as a *bengoshi* at the Dai-ichi Tokyo Bar Association
April 1990	Joins Nishimura and Partners
September 1996	Visiting researcher at Yale University Law School
October 1998	General counsel at Merrill Lynch Japan Securities; Executive Director at Private Client Branch from March 2000
May 2003	Obtained LL.M degree at Columbia University Law School
November 2003	Joined Niimura Sogo Law Office (Current post)


GMO
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March 15, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449	(First Section of TSE)
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Notice of Reorganization of Media Business Division

GMO Internet Inc. ("the Company") is pleased to announce that the Company has resolved at a meeting of the Board of Directors held on March 15, 2006 to establish GMOMedia Holdings, Inc. as of April 1, 2006, through a spin-off of operating assets related to Blog Services, a media business operated by the Company. Details are as follows.

Notes

1. Purpose

The GMO Internet Group with the Company as the core has been operating an Internet media business, including blogs, mailing lists, opt-in mail, desk-top media and billboards. Approximately 21 million individual customers are currently using these services.

The Company has decided to establish GMO MediaHoldings, Inc., which will be responsible for the overall strategic planning of the media business of the GMO Internet Group, to construct quality media and strengthen media sales, leveraging the characteristics of each media.

2. Summary

(1) Schedule

March 15, 2006, Wednesday	The Board of Directors approved the spin-off plan
April 1, 2006, Saturday (planned)	Date of spin-off
April 3, 2006, Monday (planned)	Registration of spin-off

(2) Method of spin-off

A spin off of a division into a new company with the Company as the company originating the spin-off and the newly established GMO MediaHoldings, Inc. as the company inheriting the division



(3) Allotment of shares

The number of common stocks which the new company will issue at the time of the spin-off will be 200 shares, all of which will be allotted to the Company.

(4) Rights and obligations inherited by the company

The rights and obligations which the new company will inherit from the Company at the time of the spin-off will be assets and liabilities related to the Blog Services, a media business, and all rights and obligations associated with these assets and liabilities as of the date of the spin-off (April 1, 2006).

(5) Prospect for performance of debt obligations

We made the judgment that the debt obligations which the Company and the newly established company will assume after the spin off will be performed.

3. Profile of parties involved

(1) Company name	GMO Internet Inc.	GMO MediaHoldings, Inc.
(2) Business	Internet Use Support Business (Internet Infrastructure Business)	Internet Advertising Support Business (Media Business)
(3) Founded	May 24, 1991	April 1, 2006
(4) Location of head office	26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo	26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo
(5) Company representative	Masatoshi Kumagai	Teruyuki Mori
(6) Paid-in capital	3,311,130,000 yen	10,000,000 yen
(7) Total number of shares outstanding	62,031,378 shares	200 shares
(8) Shareholders' equity	12,574,851,000 yen (the year ended December, 2005)	311,327,000 yen (as of December 2005)
(9) Total assets	46,358,522,000 yen (the year ended December, 2005)	360,969,000 yen (as of December 2005)
(10)Fiscal year closing	December 31	December 31
(11)Employees	221 (year ended December 2005)	10
(12)Main customer	General customers, etc.	General customers, etc.
(13)Principal shareholders and ownership ratio (more than 10%)	Kumagai Masatoshi Office, Ltd., 36.11% (the year ended December, 2005)	GMO Internet Inc., 100.0%



(14) Operating results of the spin-off originator over the past three years

	GMO Internet Inc. (Originator of spin off)		
Fiscal year	Year ended December 2003	Year ended December 2004	Year ended December 2005
Sales (thousand yen)	7,238,375	8,207,273	9,921,292
Operating income (thousand yen)	854,621	1,011,495	1,045,771
Ordinary income (thousand yen)	883,505	1,315,925	1,580,848
Net income (thousand yen)	576,056	2,198,740	1,687,658
Net income per share (yen)	20.81	38.75	27.47
Annual dividend per share (yen)	6.0	5.0	6.0
Shareholders' equity per share(yen)	360.06	197.64	203.01

4. Division being spun off and details of assets

(1) Division to spin-off (as of December 2005)

	Blog business (a)	The Company (b)	Ratio (a/b)
Sales	2,303,000 yen	9,921,292,000 yen	0.02%

(2) Items and amount of assets and liabilities of the division being spun off (as of December 2005)

Assets		Liabilities	
Item	Book value (thousand yen)	Item	Book value (thousand yen)
Current assets	101,905	Current liabilities	39,642
Fixed assets	259,064		
Total	360,969	Total	39,642

5. Situation after the spin-off

(1) The Company

The company name, the location of the head office, the representative director and the fiscal year closing will not change as a result of the spin-off.

(2) Impact on the business performance of the Company

The impact of the spin off on the business performance (consolidated and non-consolidated) of the Company will be minor.



March 17, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Notice of Completion of Early Redemption of Unsecured Convertible Bonds with Equity Warrants (Unsecured Convertible Bonds with Equity Warrants and special Agreement on Limited Equal Priority among Bond) of GMO Internet, Inc.

GMO Internet, Inc. is pleased to announce that, as published on February 13, 2006, the early redemption of the total amount of 31,000,000,000 yen of the first to the third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bond) of GMO Internet, Inc. (hereinafter referred to as "Bonds with Equity Warrants") was completed at 100 yen per 100 yen par value today on March 17, 2006.

No conversions into common shares have been conducted on the Bonds with Equity Warrants from the issue date until today (March 17, 2006).


GMO
INTERNET
GROUP

March 30, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449	(First Section of TSE)
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
TEL	03-5456-2555 (switchboard)
URL	http://www.gmo.jp

Notice on Continued Adoption of GMO's Policy of Large-Scale Purchases of GMO Shares (Defense Against Corporate Takeovers)

Global Media Online Inc. ("the Company") hereby announces that at a meeting held on March 13, 2006 the Board of Directors decided on a Policy of Large-Scale Purchases of GMO Shares ("the Policy") and announced the Policy with a press release the same day.

With regard to the Policy, under the new administration including the directors elected at the Company's ordinary general meeting of shareholders held on March 29, 2006, a meeting of the Board of Directors held following the close of the ordinary general meeting of shareholders decided to continuously adopt the Policy.

The continuous adoption of the Policy was unanimously approved by the Directors who attended the Board of Directors meeting. The Company's three auditors, including two outside auditors, also attended the meeting and indicated that they would consent to the continued adoption of the Policy on the condition that the specific operations of the Policy were properly implemented.

The Board of Directors will, if necessary, review the Policy or introduce different measures against hostile corporate takeovers in place of the Policy from the perspective of maintaining and improving the common interest of the Company's shareholders and the corporate value of the Company in accordance with the amendments to relevant laws and ordinances such as the enforcement of the Company Act in 2006, future judicial rulings, measures taken by the stock exchange and other public institutions etc.

Please refer to the following information on the Company's website for details of the Policy.

Press release dated March 13, 2006

Concerning GMO's Policy of Large-Scale Purchases of GMO Shares

Website: http://www.gmo.jp


GMO
INTERNET
GROUP

April 10, 2006
For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
TEL	03-5456-2555 (switchboard)
URL	http://www.gmo.jp

Establishment of the ADR Program

GMO Internet, Inc. (the Company) is pleased to announce that it has established an American Depository Receipt (ADR) Program Level-1. As a result, shares of the Company can be traded as ADR in the US over-the-counter market (non-listed).

1. Objective of establishing the ADR Program and the expected impact

Because ADR are regarded as US domestic securities, they offer a wider choice of investment instruments for individual and small-scale investors in the United States, who cannot participate in overseas stock dealings. Consequently, ADR can facilitate the participation of diverse investors.

With an increase in investment opportunities of US private investors, the Company anticipates an improvement in its corporate profile in the United States.

The Company has focused on IR activities, particularly the active IR promotion for private investors, placing the emphasis on shareholders. With the establishment of the ADR Program, the Company will seek to provide investment opportunities, not only for investors in Japan, but for overseas investors as well.

2. Details of the ADR Program

(1) Type of ADR Program Sponsored ADR Level-1

(2) Trading start date April 10, 2006 (New York time)

(3) Conversion rate with original share One ADR = One original share (1:1)

(4) US securities code CUSIP: 38012P100
Ticker Symbol: GMOYY
ISIN: US38012P1003

(5) Depositary bank JP Morgan Chase Bank, N.A.

(6) Original shares holding bank Sumitomo Mitsui Banking Corporation

(Supplementary Explanation)

(1) What are ADR?

ADR is an abbreviation for American Depositary Receipts. ADR are transferable nominative securities in US dollars that substitute for shares in foreign companies (non-US companies), which are issued and traded out of the United States, and can be traded in the United States.

ADR is designed to facilitate investments in foreign shares by US investors and is issued by a depositary bank in the United States based on the original foreign shares that are maintained (deposited) in the country of the company that issued the shares.

(2) Types of ADR

ADR can be categorized into three types: namely, Level 1, 2 and 3, based on whether the new shares are issued or not, and whether the shares are to be listed on US stock markets or not.

Level-1 does not involve new issues, but is a convenient method for foreign companies to make their securities available in US markets. With no listing involved, trading is conducted in over-the-counter securities companies.

As long as the pre-described procedures are exercised, the disclosure obligation under US standards that are required of listed companies by the SEC is not applicable.

(3) Sponsored ADR

Sponsored ADR are issued by a depository bank after an issuer (a sponsor) of the original shares concludes a depository agreement with the specific depository bank and the rights and obligations of the issuing company, depository bank and investors are clarified.

In contrast, ADR without a sponsor is issued by a depository bank based on a request from an investor. The issuer of the original shares is not involved in the process.


GMO
INTERNET
GROUP

April 13, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Notice of GMO Internet Securities Inc.

GMO Internet Inc. (the "Company") is pleased to announce that GMO Internet Securities Inc., a member of the Company's Group, will commence securities services exclusively using the Internet.

Note

1. Purpose

While more than eight years have passed since securities services via the Internet made its appearance in Japan in earnest, online securities transactions have achieved widespread recognition through sharply accelerated development.

Meanwhile, with the spread of Internet securities transactions, customers' needs have become increasingly diversified and fractionalized. It is expected that innovative services will be sought in the future as well.

Under the conditions, the Company has decided to establish a new securities company, rather than acquire an existing firm, to provide securities services based on new value and a new concept, without being shackled to conventional thinking.

2. Schedule

October 28, 2005	Establishment of corporation
April 13, 2006	Opening of a corporate website to the public
April 24, 2006	Start of acceptance of applications for account opening
May 12, 2006	Start of domestic actual stock transactions and organized margin transactions


GMO
INTERNET
GROUP

3. Profile

(1) Trade name	GMO Internet Securities Inc.
(2) Business	Securities business based on the Securities and Exchange Law
(3) Date of establishment	October 28, 2005
(4) Head office address	26-1, Sakuragaoka-cho, Shibuya-ku Tokyo
(5) Representative	Hideyuki Takashima, President and Representative Director
(6) Capital stock	480 million yen
(7) Total number of outstanding shares	9,600 shares
(8) Date of closing	March 31
(9) Number of employees	20
(10) Major customers	Buyers: general customers, etc.
(11) Large shareholder and equity ratio	GMO Internet Inc.: 100%

4. Effects on the results of the Company

GMO Internet Securities Inc. is expected to play an important role in the Internet financing of the GMO Internet Group. Nonetheless, we believe that it will have only a marginal impact on the results of the Company at present. Accordingly, there is no change in the consolidated financial results forecast for the term ending December 2006. We will disclose the forecast of the results of GMO Internet Securities Inc. without delay as soon as they become available in the future.



May 8, 2006

For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name GMO Internet Inc.
Code No.9449 (First Section of TSE)
Company representative Masatoshi Kumagai , Representative Director and President
Contact person Masashi Yasuda, Managing Director
TEL 03-5456-2555 (switchboard)
URL http://www.gmo.jp

Consolidated and Non-consolidated Forecasts Revised for the Year Ending December 31, 2006

GMO Internet, Inc. is pleased to announce the following revisions to the consolidated and non-consolidated earnings forecasts for the year ending December 31, 2006 (January 1, 2006 to December 31, 2006), which were announced in the notice on February 14, 2006 entitled "Consolidated and Non-consolidated Results Briefing for the Year Ending December 31, 2005".

1. Revision of Profit Forecast

Revision to consolidated earnings forecast for the year ending December 31, 2006

(January 1, 2006 – December 31, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit
As of February 14, 2006 Previous forecast (a)	Million yen 51,000	Million yen 7,500	Million yen 6,500	Million yen 2,200
New forecast (b)	51,000	6,500	6,350	2,200
Changed amount (b-a)	—	-1,000	-150	—
Rate of Change	—%	-13.3%	-2.3%	—%
(Reference)Previous period (Year ending December 31, 2005)	37,219	4,352	4,103	3,258

Revision to non-consolidated earnings forecast for the year ending December 31, 2006

(January 1, 2006 – December 31, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit
As of February 14, 2006 Previous forecast (a)	Million yen 12,000	Million yen 1,000	Million yen 1,100	Million yen 760
New forecast (b)	12,200	1,100	1,200	1,050
Changed amount (b-a)	200	100	100	290
Rate of Change	1.7%	10.0%	9.1%	38.2%
(Reference)Previous period (Year ending December 31, 2005)	9,921	1,045	1,580	1,687

Revision to interim consolidated earnings forecast for the year ending December 31, 2006 (January 1, 2006 – June 30, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit
As of February 14, 2006 Previous forecast (a)	Million yen 24,000	Million yen 3,100	Million yen 2,500	Million yen 700
New forecast (b)	24,000	2,000	2,000	500
Changed amount (b-a)	—	-1,100	-500	-200
Rate of Change	—%	-35.5%	-20.0%	-28.6%
(Reference)Previous period (Year ending December 31, 2005)	14,304	1,122	1,154	666

Revision to interim non-consolidated earnings forecast for the year ending December 31, 2006 (January 1, 2006 – June 30, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit
As of February 14, 2006 Previous forecast (a)	Million yen 5,800	Million yen 450	Million yen 550	Million yen 460
New forecast (b)	6,000	550	650	750
Changed amount (b-a)	200	100	100	290
Rate of Change	3.5%	22.2%	18.2%	63.0%
(Reference)Previous period (Year ending December 31, 2005)	5,136	507	939	913

2. Reason for the Revision

(With regards to full-year and interim consolidated earnings forecasts for the year ending December 31, 2006)

In light of the information statement released by The Japanese Institute of Certified Public Accountants on March 15, 2006 entitled "Cautionary Notes on Audits in Consumer Credit Companies", consolidated subsidiary Orient Credit Co., Ltd. has from this period established an Allowance for Loss on Interest Reimbursement, and this allowance will be 900 million yen (410 million of which was posted as extraordinary losses). Moreover, based on industry trends, a further 430 million yen will be added to the initially planned "interest reimbursement", and so now this figure is forecast to come in at around 1,330 million yen (260 million yen of which will be posted as extraordinary losses).

Meanwhile, as the Internet Use Support Business and Interest Advertising Support Business are performing well, profitability is expected to increase and full-year profits are expected to exceed 550 million yen.

In addition, the Company will also post an extraordinary profit of 420 million dollars on the sale of investment securities.

(With regards to full-year and interim non-consolidated earnings forecasts for the year ending December 31, 2006)

In non-consolidated results as well, the Internet Use Support Business is performing well and seeing increases in profitability, which has led sales to be upwardly revised by 200 million yen and ordinary profit by 100 million yen.

Current net profit has also been upwardly revised by 290 million yen, thanks to the posting of a 420 million yen gain on the sale of investment securities.

The above forecasts are based on information available as of the date of this announcement. Actual results may differ from the forecasts depending on future factors.

End.